www.linkedin.com/in/catrine-machi
(LinkedIn)

Top Skills

Urban Planning

Transit-oriented Development

Transportation Planning

Certifications

AICP

Licensed Bicycling Instructor (LCI)

Catrine Machi

Founder | Building smart transportation for more sustainable and connected cities

Menlo Park, California, United States

Summary

I am passionate about bringing choices and options to people's mobility and about building neighborhoods for communities and not cars. I pay attention to how people move around a city and how it can improve.

I love to lead and teach, bringing consensus and vision to a project.

I'm also a wife, mother, runner, beekeeper, chicken wrangler, gardener and collector of new hobbies.

I have three children who delight in taking neighborhood walks, looking for frogs and identifying butterflies. It is my mission to make sure my work helps to preserve these key indicators of a healthy, sustainable planet.

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Experience

Swyft Cities
Co-Founder
June 2021 - Present (3 years 3 months)
Menlo Park, CA

Swyft is an entirely new form of transportation. It revolutionizes mobility and transforms real estate, enabling more vibrant, livable communities.

Machi Mobility Consulting
Owner
July 2020 - June 2021 (1 year)
Dallas, Texas, United States

My specialty is to work at the human scale, looking at bicycle and pedestrian facilities on streets and trails and their connections to transit, schools, workplaces and home. I can help brainstorm big picture concepts for how to move people in a Master Plan, or get into the logistical details of how to re-design your curbside to accommodate competing needs. I am skilled at providing guidance through the entire process from vision, to planning, design review and implementation. This is rounded out with experience writing policy guidance, planning for signage and wayfinding and providing outreach and education activities to bring life to the project. DBE/WBE/SBE

Alta Planning + Design
6 years 10 months

Senior Associate
October 2013 - July 2020 (6 years 10 months)
Dallas/Fort Worth Area

Catrine lead the Dallas, TX office at Alta Planning + Design managing bicycle and pedestrian planning and design projects. Special areas of interest included corporate and university campus planning, corporate TDM programs and planning for new mobility.

Active Transportation Program Manager
October 2013 - February 2015 (1 year 5 months)
Mountain View, CA

Catrine is the lead planner and designer working on Alta's on-call bicycle planning and design services for an employer in Mountain View. The work consists of developing a vision for a network of commuter bikeways that provides access to the North Bayshore campus. The vision plan is being coordinated with neighboring cities, the Santa Clara Valley Transportation Authority, and the Metropolitan Transportation Commission. The vision plan and the process of developing it will foster inter-agency support of a connected bicycle commuter network that serves the northern part of Silicon Valley. Daily responsibilities include facility design, campus master planning, employee education and outreach, project management, and employee mode share analysis.

KTU+A
Senior Planner
November 2009 - October 2013 (4 years)
San Diego, CA

As a member of the Mobility Team I worked on a variety of active transportation projects and plans throughout the Southern California region. Additionally, I have experience working on ADA transition plans, grant writing and healthy community planning activities.

WalkSanDiego
Fund Development Manager
August 2009 - November 2009 (4 months)

Bicycle Federation of Wisconsin
Lead Planner
June 2008 - June 2009 (1 year 1 month)

Managed the bicycle planning efforts of the Bicycle Federation of Wisconsin.
Activities included project management, marketing, proposal writing and
the activities related to conducting a Bicycle Master Plan. I organized public
meetings, surveys, fieldwork and document preparation.

Gideon Toal
Urban Planner
December 2007 - June 2008 (7 months)

Lead the fieldwork component of existing conditions and needs analysis for the
Trinity River Vision: Neighborhood Recreation Enhancement Plan. Digitized
existing conditions and recommendations in GIS and researched trail safety
and design best practices.

Wisconsin State Cartographer's Office
Project Assistant
2003 - 2007 (4 years)

Vandewalle & Associates
Planning Intern
February 2004 - December 2004 (11 months)

Education

University of Wisconsin-Madison
MS, Urban Planning · (2005 - 2007)

University of Wisconsin-Madison
Master of Science (MS), Geography · (2005 - 2007)

University of Wisconsin-Madison
Bachelor of Arts (BA), Geography · (2001 - 2005)